Investor Update FALL 2006

Via Spiga

Naturalizer

Franco Sarto

Carlos
by Carlos Santana

Etienne Aigner

LifeStride

Dr. Scholl's Original

Nickels Soft

Buster Brown

Famous Footwear

Shoes.com

THE LEADER IN FOOTWEAR®



BROWN SHOE



This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company's ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; and (x) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report for the year ended January 28, 2006 and as updated in the Company's 10-Q for the Quarter ended July 29, 2006, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— October 24, 2006

NOTE:
All per share data reflects the Company's 3-for-2 stock split, effective April 3, 2006.
Guidance was issued on August 23, 2006 and has not been updated.

THE LEADER IN FOOTWEAR



Agenda – NYSE: BWS

1)   Reshaping Our Platform

2)   Brown Shoe Today

3)   2005 Accomplishments

4)   Strategies for Long-Term Growth – 2006 Guidance*

 * Note: Guidance was issued on August 23, 2006 and has not been updated.

Reshaped our Platform – 2001 - 2005

Sales and Operating Earnings Improvement for BWS (millions $)



Operating Margin Improvement at Famous Footwear



Department Store Market Share Improvement at Wholesale*



- Net sales increased from $1.76 → $2.29 billion

- Operating earnings increased from $11 → $89 million

- Operating margin steadily improving at Famous Footwear

- Wholesale market share in dept. stores more than doubled

THE LEADER IN FOOTWEAR

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

Brown Shoe Today -- $2.5 Billion in Sales Projected for 2006

Unique wholesale-retail platform. Building our brands and retail concepts to gain market share while delivering style to the consumer.

39% Wholesale

- **80 million pairs**

- **2000 retail customers**



Mass Merchandisers
$300 million

Department & Specialty Stores
$650 million

Specialty Retail
$250 million

950 retail stores in the U.S.
$1.3 billion

Famous Footwear

61% Retail

- **1300 stores**

- **120 million consumers visit our stores/year**

- **9 e-commerce sites**

- **30+ million e-visitors/ year**

Overview of our Branded Wholesale Business:


VIA SPIGA


FRANCO SARTO


ETIENNE AIGNER


CARLOS


Our Rank among Wholesalers
Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)
$600
$500
$400
$300
$200
$100
$0
Nine West Group
Brown Shoe
VCS Group
Clarks Companies
Steve Madden
Nike
Jimlar Corp
Kenneth Cole Productions
H H Brown
Liz Claiborne


naturalizer




Bass


crazy good
Dr.Scholl's

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending August 2006.

Our Portfolio of Brands

Zone Zone Sales/Yr			
Bridge **$746**MM* (Women's)			 **No. 11**
Better **$806**MM* (Women's)	 **No. 12**	 **No. 2**	 **No. 8**
Moderate **$467**MM* (Women's)	 **No. 3**	 **No. 12 juniors**	 **No. 1**
Mass **$6.7**B** (Men, Women, & Children)		 	*Private Label*

* Zone Sales from NPD Group Reported POS reflects Women's Fashion footwear sales 12ME Aug 06. Market Share position within zone reflects NPD Group Reported POS Dollar sales, YTD 06.
** Footwear sales in the Mass zone as reported by NPD Consumer Panel Survey includes Men, Women and Children footwear, 12ME Aug 06.

Overview of our Retail Businesses:



Our Rank Among Top Footwear Retailers
Share of Footwear Sales by Retailer*
% Share of Dollars
7
6
5
4
3
2
1
0
Wal-Mart
Payless
Federated
Footlocker
Famous Footwear
Kohl's
Nordstrom
JC Penny
Finish Line
Target
DSW
Dillard's
Sears
Dick's Sporting Goods
Shoe Carnival
Kmart



Famous Footwear

No. 1- Family Branded*

naturalizer

No. 4- Women's Specialty*



shoes.com
Sandals
Casual Sport
Athletic
SKATE OR DIE SPRING 2005
shoes.com

No. 3- Internet Footwear

Source: Internet Retailer

* Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending August 2006.



2005 Continued Strong Performance

1) Sales growth of 18% to $2.3 billion; EPS $1.45 – up 31% on an adjusted basis to $2.22*

2) Retail
   - Famous Footwear progress continued – operating earnings up 11%
   - Restructured Naturalizer store base
   - Doubled e-commerce sales

3) Wholesale – operating earnings up 78%
   - Acquired Bennett: upscale brands; accretive by $0.11 per share in 2005
   - Achieved rebound in key areas of wholesale business

4) Strengthened balance sheet
   - Debt-to-cap of 31.5% at year-end
   - Generated $146.8 million in cash from operating activities

* This is a non-GAAP financial measure. See Appendix for a Reconciliation of Net Earnings to Adjusted Net Earnings.

BROWN SHOE



2006 Priorities and Growth Drivers

1) Increased traction at Famous Footwear

   - Comp-store sales planned at 2%-3%

2) Potential of new Wholesale "sell-through" business model

3) Opportunities from better-grade brands

4) Specialty Retail improvement

5) Continued e-commerce growth

Success Metrics

1) Comp-store sales for the First-Half were up 0.9%; Operating Profit increased 7.8% for the First-Half

2) Wholesale sales in First-Half grew 14.2% and we achieved a strong recovery in operating earnings in the 2nd Quarter led by the new Wholesale sell-through model

3) A seamless transition in the Federated/May merger and we are positioned well for the future. Year-To-Date Naturalizer is the #1 brand in department stores. The Bennett brands continue to provide upside opportunities

4) Operating losses more than halved in the First-Half

5) First-Half sales increased 80%

BROWN SHOE



First-Half 2006 Performance

- Sales up 7.5% – driven by Famous Footwear and a full-half of Bennett business

- EPS of $0.87 on a GAAP basis, compared to $0.28 last year.
  - Both years include unusual items which affect comparability. See Appendix for reconciliation.

- Adjusted EPS** of $0.76, inclusive of $0.07 per share for stock option expense; $0.06 higher than last year or 8.5%

- Debt/Cap** at end of Q2'06 was 29.8% versus 31.5% at end of 2005

Full-Year Guidance*

- Sales up 8% to $2.46 billion

- EPS of $2.08 - $2.17 on a GAAP basis, compared to $1.45 last year.
  - Both years include unusual items which affect comparability. See Appendix for reconciliation.

- Adjusted EPS** of $2.25 - $2.30, inclusive of $0.15 per share for stock option expense, compared to $2.22 in 2005.

---

* Guidance was issued on August 23, 2006 and has not been updated.
** This is a non-GAAP financial measure. See the Appendix for a Reconciliation of Net Earnings to Adjusted Net Earnings and Debt/Cap calculations.

BROWN SHOE



Key Strategies for Long-Term Growth:

1) Create differentiation – for our stores, our footwear, our brands

2) Create consumer preference with compelling footwear design & styles

3) Lead in Speed-to-Market – to increase sell-throughs and reduce markdown risk.

4) Build our portfolio of brands

Balance Growth + Investment – delivering earnings performance while investing for the future



<u>Long-Term Goal</u> – Targeting high single-digit revenue growth and 10-15% compound earnings growth rate.

Longer-term growth drivers:

- Famous Footwear – creating differentiation with preference to provide the basis for significant door count expansion

- Wholesale – achieving margin and market share opportunities via strong, well-differentiated brands.

- Specialty Retail – building a multi-channel, cost-effective specialty store and e-commerce platform for growing our brands, while contributing gross margin dollars

- Platform Efficiency – continuing to reshape our platform to increase our earnings potential

BROWN SHOE



Strategic Earnings Enhancement Plan

Early stages of reviewing and implementing strategic initiatives with the goal of increasing earnings and reallocating resources and investment to drive consumer preference.

Key elements of the plan include:

1) Restructuring administrative and support areas;

2) Redesigning logistics and distribution platforms;

3) Reorganizing to eliminate operational redundancies;

4) Realigning strategic priorities;

5) Refining the supply chain process and enhancing inventory utilization.

Note: Please see Appendix for estimated ranges for costs and benefits



Appendix

Sales and EPS – 2001 to Estimated 2006*


Sales in Billions
$2.46 Billion
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2001
2002
2003
2004
2005
2006
Estimated


Earnings Per Share
$2.25 –
$2.30*
$2.22
$2.08 –
$2.17
$1.82
$1.70
$1.64
$1.53
$1.45
-$0.20
Adjusted EPS
GAAP EPS
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
-$0.50
2001
2002
2003
2004
2005
2006
Estimated
Implement
Project IMPACT

* Note: Guidance was issued on August 23, 2006 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2003, 2004, 2005 and estimated 2006, are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio
Projected for 2006


VIA SPIGA
CARLOS
FRANCO SARTO
ETIENNE AIGNER
naturalizer
LifeStride
Bass
CONNIE
Dr Scholl's
FOOTWEAR
Buster Brown & Co.
Private Label

Famous Footwear -- Sales by category
Based on 12 months ended January 2006





Strategic Earnings Enhancement Plan

Estimated ranges for costs and benefits were as follows:

- In 2006, benefits related to the strategic initiatives are expected to be minor with after-tax implementation costs estimated at $6 million to $7 million;

- In 2007, after-tax benefits are estimated to be $10 million to $12 million with after-tax implementation costs estimated at $14 million to $16 million; and

- Beginning in 2008, annual after-tax benefits are estimated to be $17 million to $20 million.

Note: The above data, as provided in The Company's Form 10-Q for the quarter ended July 29, 2006, reflects current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.

Debt to Capital Ratio
(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	Jul-06	2005	2004	2003	2002	2001
Total Debt Obligations*	$ 200	$ 200	$ 142	$ 120	$ 152	$ 216
Total Shareholders' Equity	469	434	391	350	292	253
Total Capital	$ 669	$ 634	$ 533	$ 470	$ 444	$ 469
Debt to Capital Ratio**	29.9%	31.5%	26.6%	26.0%	34.0%	46.0%

*   Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease
       obligations.

**   Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
1st Half 2006 v. 1st Half 2005

	1st Half 2006*		1st Half 2005	
	After-tax $	Per diluted share	After-tax $	Per diluted share
Net earnings	**$25,222**	**$0.87**	**$7,862**	**$0.28**
Strategic initiatives costs	1,231	0.04		
Insurance recoveries, net	(4,432)	(0.15)		
Charges related to closing Naturalizer stores			1,798	0.06
Tax provision related to repatriation of foreign earnings			9,564	0.34
Bridge loan fee associated with Bennett acquisition			635	0.02
Adjusted net earnings	**$22,021**	**$0.76**	**$19,859**	**$0.70**

*First half fiscal 2006 includes stock option expense of $0.07 per share with no related expense in the first half of fiscal 2005

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
2004 – 2006 Estimated**

(in millions, except EPS data)	2006 Estimated Range* Low - High		2005		2004	
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 60.0 - 63.0	$ 2.08 - 2.17	$ 41.0	$ 1.45	$ 43.3	$ 1.53
Special Charges and Recoveries:						
Strategic Initiatives Costs	6.0 - 7.0	0.21 - 0.25	-	-	-	-
Incremental Bass Exit Costs	2.0	0.07	-	-	-	-
Insurance Recoveries	(4.0)	(0.15)	-	-	-	-
Naturalizer Restructuring	-	-	9.2	0.33	-	-
Tax Repatriation	-	-	12.0	0.42	-	-
Bridge Loan Fee	-	-	0.6	0.02	-	-
Bass Transition Costs	-	-	-	-	3.5	0.12
Bond Guarantee Charge	-	-	-	-	2.2	0.08
Tax Reserve Recovery	-	-	-	-	(1.0)	(0.04)
Environmental Litigation	-	-	-	-	0.4	0.01
Adjusted Earnings	$ 65.0 - 67.0	$ 2.25 - 2.30	$ 62.9	$ 2.22	$ 48.3	$ 1.70

*Full-year fiscal 2006 includes stock option expense of $0.15 per share with no related expense in 2005.
** Note: Estimated Earnings Guidance was issued on August 23, 2006 and has not been updated.

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.